Exhibit 99.1

TII NETWORK TECHNOLOGIES
REPORTS FIRST QUARTER 2012 RESULTS

EDGEWOOD, NY – May 14, 2012 – Tii Network Technologies, Inc. (Nasdaq: TIII), a leader in designing, manufacturing and marketing network products for the communications industry, today reported results of operations for the three months ended March 31, 2012.

Net sales for the three months ended March 31, 2012 were $12,926,000 compared to $14,976,000 for the comparable prior year period, a decrease of $2,050,000 or 13.7%.  The sales decrease was primarily due to a decrease in sales for the Porta Copper Products Division partially offset by increased sales of core business products and increased Tii Fiber Division sales of $520,000.  Tii Fiber is a business acquired during the end of the first quarter of 2011 and contributed $136,000 to sales in the three months ended March 31, 2011. The Company has been advised that, beginning in about the fourth quarter of 2012, components that it sells to a Telco customer that support the customer’s current method of deployment will no longer be needed as an interface for its new deployment. Sales of these components approximated $6 million in 2011.  While the Company is seeking to have the Telco substitute other of its products for the products proposed to be discontinued, there can be no assurance that the Company will be successful or, if it is, the degree to which it will be successful.

Operating income for the three months ended March 31, 2012 was $173,000 compared to $1,271,000 in the comparable prior year period, a decrease of $1,098,000 or 86.4%.  The decrease was primarily attributable to the lower level of sales and a decrease in profit margin from 30.6% in 2011 to 26.2% in 2012, resulting primarily from the lower level of sales and a provision for excess and obsolete inventory of $643,000 in the three months ended March 31, 2012, compared to a provision of $122,000 in the three months ended March 31, 2011.

Net income for the three months ended March 31, 2012 was $129,000, or $0.01 per diluted share, compared to $790,000, or $0.05 per diluted share, for the same prior year period, a decrease of $661,000.  The current quarter results include a tax provision of $140,000 compared to a tax provision of $423,000 in the same prior year period.

Brian J. Kelley, President and Chief Executive Officer, stated, “We continue to experience a change in customer demand which has impacted sales and inventory. Our results reflect the challenges we face as we respond to inconsistent procurement patterns of our large customers.  We are addressing these issues with the goal of reducing our inventory levels while also meeting our customers’ needs.”

About Tii Network Technologies, Inc.
Tii Network Technologies, Inc. (NASDAQ: TIII) headquartered in Edgewood, New York, designs, manufactures and sells products to the service providers in the communications industry for use in their networks.  Our products are typically found in the Telco Central Office, outdoors in the service providers’ distribution network, at the interface where the service providers’ network connects to the users’ network, and inside the users’ home or apartment, and are critical to the successful delivery of voice and broadband communication services. Additional information about the company can be found at www.tiinetworktechnologies.com.

Forward Looking Statement
Certain statements are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995.  When used in this Report, words such as "may," "should," "seek," "believe," "expect," "anticipate," "estimate," "project," "intend," "strategy" and similar expressions are intended to identify forward-looking statements regarding events, conditions and financial trends that may affect our future plans, operations, business strategies, operating results and financial position. Forward-looking statements are subject to a number of known and unknown risks and uncertainties that could cause our actual results, performance or achievements to differ materially from those described or implied in the forward-looking statements as a result of several factors, including, but not limited to, the following factors. We undertake no obligation to update any forward-looking statement to reflect events. Among those factors are:

•	exposure to increases in the cost of our products, including increases in the cost of our petroleum-based plastic products and precious metals;
•	general economic and business conditions, especially as they pertain to the telecommunications industry;
•
potential changes in customers’ spending and purchasing policies and practices, which are affected by customers’ internal budgetary allotments that have been, and may continue to be, impacted by the current economic climate;

•	pressures from customers to reduce pricing without achieving a commensurate reduction in costs;
•
our ability to market and sell products to new markets beyond our principal copper-based telephone operating company (“Telco”) market which has been declining over the last several years due principally to the impact of alternate technologies;

•	our ability to timely develop products and adapt our products to address technological changes, including changes in our principal market;
•	the ability of our contract manufacturer to obtain raw materials and components used in manufacturing our products;
•	competition in our principal market and new markets into which we have been seeking to expand;
•
our dependence on, and ability to retain, our “as-ordered” general supply agreements with certain of our principal customers, our ability to receive orders under such general supply agreements and our ability to win new contracts;

•	our dependence on third parties for certain product;
•	our dependence on our contract manufacturer for most of the production of our products and for obtaining the components needed for the production of our products;
•
the potential effects of our contract manufacturer producing most of our products in China and Mexico, including that on-time delivery could be interrupted as a result of third party labor disputes, political factors or shipping disruptions, quality control and exposure to changes in costs, including wages, and changes in the valuation of the Chinese Yuan and Mexican Peso;

•	weather and similar conditions, including the effect of typhoons or hurricanes on our contract manufacturer’s facilities in China and Mexico, which can disrupt production;
•
the effect of hurricanes in the United States which can affect the demand for our products and the effect of harsh winter conditions in the United States which can temporarily disrupt the installation of certain of our products by Telcos;

•	our ability to attract and retain technologically qualified personnel;
•	the availability of financing on satisfactory terms.

•	our ability to successfully complete the integration of our recently acquired businesses, including their products, sales forces and employees into our business;
•	our ability to penetrate the markets and customers of the acquired products with our products, and to penetrate our existing markets with the recently acquired products;
•	our ability to execute our plans with our contract manufacturer to improve gross margins of the products of the acquired Copper Products Division; and
•	the stability of the Pound Sterling and Mexican Peso relative to the U.S. dollar exchange rate.

CONTACT:

Tii Network Technologies, Inc.
Brian J. Kelley, CEO
(631) 789-5000
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Tii NETWORK TECHNOLOGIES, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME
(in thousands, except per share data)
(Unaudited)

	Three months ended March 31,
	2012	2011
Net sales	$12,926	$14,976
Cost of sales	9,535	10,393
Gross profit	3,391	4,583

Operating expenses:
Selling, general and administrative	2,537	2,649
Research and development	681	663
Total operating expenses	3,218	3,312

Operating income	173	1,271

Foreign currency transaction gain (loss)	96	(58)

Income before income taxes	269	1,213

Income tax provision	140	423

Net income	$129	$790

Foreign currency translation adjustment	81	49

Comprehensive income	$210	$839

Net income per common share:
Basic	$0.01	$0.06
Diluted	$0.01	$0.05

Weighted average common shares outstanding:
Basic	14,140	13,774
Diluted	14,474	15,027

Tii NETWORK TECHNOLOGIES, INC. AND SUBSIDIARIES CONDENSED CONSOLIDATED BALANCE SHEETS (in thousands, except share and per share data)

	March 31,
	2012	December 31,
	(unaudited)	2011
ASSETS
Current assets:
Cash	$4,368	$3,715
Accounts receivable, net of allowance of $156 at March 31, 2012 and $172 at December 31, 2011	8,278	9,069
Other receivable	9	16
Inventories	12,727	13,157
Deferred tax assets, net	3,650	3,659
Other current assets	258	401
Total current assets	29,290	30,017

Property, plant and equipment, net	8,187	8,186
Deferred tax assets, net	5,706	5,741
Intangible assets, net	2,828	2,920
Goodwill	460	460
Total assets	$46,471	$47,324

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$5,136	$5,742
Accrued liabilities	2,187	2,856
Total current liabilities and total liabilities	7,323	8,598

Commitments and contingencies

Stockholders' equity:
Preferred stock, par value $1.00 per share; 1,000,000 shares authorized; no shares outstanding	-	-
Common stock, par value $.01 per share; 30,000,000 shares authorized; 14,882,252 shares issued and 14,864,615 shares outstanding as of March 31, 2012, and 14,682,252 shares issued and 14,664,615 shares outstanding as of December 31, 2011	149	147
Additional paid-in capital	44,928	44,718
Accumulated deficit	(5,841)	(5,970)
Accumulated other comprehensive income - foreign currency translation	193	112
	39,429	39,007
Less: Treasury stock, at cost, 17,637 common shares at March 31, 2012 and December 31, 2011	(281)	(281)
Total stockholders' equity	39,148	38,726

Total liabilities and stockholders' equity	$46,471	$47,324